FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-208524

DENALI HOLDING INC.

SUPPLEMENT NO. 3 TO

PROSPECTUS DATED JUNE 6, 2016

THE DATE OF THIS SUPPLEMENT IS JUNE 21, 2016

ON JUNE 21, 2016, DENALI HOLDING INC. FILED THE ATTACHED CURRENT REPORT ON FORM 8-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 20, 2016

Denali Holding Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware		80-0890963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dell Way
Round Rock, Texas		78682
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (800) 289-3355

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On June 20, 2016, Denali Holding Inc. (the “Company”) issued a press release announcing the entry into of a definitive agreement for affiliates of Francisco Partners and Elliott Management Corporation to acquire Dell Software Group from the Company in a transaction valued at $2.4 billion, plus net cash, subject to customary adjustments. The transaction is subject to customary regulatory review. A copy of the press release announcing the transaction is furnished as Exhibit 99.1 to this report.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits. The following document is herewith furnished as an exhibit to this report:

Exhibit No.	Exhibit Description

99.1	Press release of Denali Holding Inc. dated June 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2016	Denali Holding Inc.

	By:	/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release of Denali Holding Inc. dated June 20, 2016.

Exhibit 99.1

Francisco Partners and Elliott Management to Acquire the Dell Software Group

PRESS RELEASE - JUNE 20 2016

SAN FRANCISCO & ROUND ROCK, Texas – Francisco Partners, a leading technology-focused private equity firm, Elliott Management Corporation, and Dell today announced they have signed a definitive agreement for Francisco Partners and Elliott to acquire the Dell Software Group. The agreement bolsters Francisco Partners and Elliott Management’s technology portfolios with the addition of Dell Software’s diverse combination of security, systems and information management, and data analytics solutions.

“We founded our firm in 1999 to pursue divisional carve outs in the technology sector and today’s agreement continues that vision,” said Dipanjan “DJ” Deb, Francisco Partners’ Chief Executive Officer. “Quest Software and SonicWALL provide mission-critical software to a large and loyal base of over 180,000 customers, and we see significant opportunity to build upon the company’s impressive technology and product portfolio. We are excited to be partnering with Elliott Management and want to thank Silver Lake Partners and Dell for their continued partnership.”

“Elliott has been a long-term investor in the technology space and today’s announcement continues our progress,” said Jesse Cohn, Senior Portfolio Manager at Elliott Management. “This acquisition represents a significant deal by Evergreen Coast Capital, Elliott’s recently established Menlo Park affiliate. We look forward to working with Francisco Partners to create significant value at these companies.” “Francisco Partners and Elliott Management’s deep passion for technology and proven track records in nurturing and building software businesses will enable Dell Software’s loyal base of employees to continue delivering innovation,” said Tom Sweet, senior vice president and chief financial officer, Dell. “We look forward to continuing to work closely with the Francisco Partners and Elliott Management teams to further enhance the already great relationships Dell Software has with its customers and partners.”

Dell Software’s comprehensive portfolio of solutions span a number of areas critical to the modern business and IT management landscape, including advanced analytics, database management, data protection, endpoint systems management, identity and access management, Microsoft platform management, network security, and performance monitoring. With Dell Software solutions, organizations of all sizes can better secure, manage, monitor, protect, and analyze information and infrastructure in order to help fuel innovation and drive their businesses forward.

“We see tremendous growth opportunity for these businesses,” said Brian Decker, head of security investing at Francisco Partners. “Network security and identity and access management are increasingly strategic imperatives for enterprises and we are thrilled to support the continued product innovation of Quest Software and SonicWALL in these areas.”

“We are proud to partner with Francisco Partners to acquire Dell Software from Dell Inc.,” said Isaac Kim, Managing Director of Evergreen Coast Capital. “Dell Software has world class products and talented employees, and we look forward to working with the management team to grow revenues and increase value. We believe these companies offer unique value and operational potential.” “We’re proud to have built a robust portfolio of software solutions that help make the lives of customers easier,” said John Swainson, president, Dell Software. “Whether they’re managing applications and data, securing their networks, protecting critical information, or deriving key insights from data, customers across the globe have come to rely on Dell Software for top-flight products, service and support. We look forward to continuing that focus as part of the Francisco Partners and Elliott Management portfolio of companies.”

Francisco Partners’ Chief Investment Officer David Golob added, “We have a long and successful track record executing divisional carve-out transactions and we look forward to working with the management teams at these businesses to create additional value for the company, its customers, and its partners as an independent entity.”

Debt financing for this transaction was provided by Credit Suisse and RBC Capital Markets. Barclays and Citigroup acted as lead financial advisors and Shearman & Sterling, Kirkland & Ellis, and Gibson Dunn as legal advisors to Francisco Partners and Evergreen Coast Capital. Goldman, Sachs & Co. acted as exclusive financial advisor and Simpson, Thacher & Bartlett LLP acted as legal advisors to Dell Inc. The transaction is subject to customary regulatory review.

About Francisco Partners

Francisco Partners is a leading global private equity firm, which specializes in investments in technology and technology-enabled services businesses. Since its launch over 15 years ago, Francisco Partners has raised approximately $10 billion in capital and invested in more than 150 technology companies, making it one of the most active and longstanding investors in the technology industry. The firm invests in transaction values ranging from $50 million to over $2 billion, where the firm’s deep sectoral knowledge and operational expertise can help companies realize their full potential.

About Elliott

Elliott Management Corporation manages two multi-strategy hedge funds which combined have approximately $28 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977 making it one of the oldest hedge funds under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of funds, high net worth individuals and families, and employees of the firm.

About Dell

Dell Inc., a wholly owned subsidiary of Denali Holding, Inc., listens to customers and delivers worldwide innovative technology, business solutions and services that give them the power to do more. For more information, visit www.dell.com. For more information on Dell Software, visit software.dell.com.

Disclosure Regarding Forward-Looking Statements

This communication contains forward-looking statements, which reflect Dell Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; and (iv) the effect of the announcement of the proposed transaction on Dell Inc.’s relationships with its customers, operating results and business generally. Dell Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Media Contacts:

Dell

David Frink, +1-512-728-2678

United States

david_frink@dell.com

or

Dell Software

Scott Desiere, +1-619-952-3758

United States

scott_desiere@dell.com

or

John Moore

Francisco Partners

press@franciscopartners.com

or

Elliott Management

Michael O’Looney, 212-478-2687

MOLooney@elliottmgmt.com

or

Investor Relations Contacts:

Dell

Kristy Harris Bias

United States

kristy_harris_bias@dell.com

or

Dell Investor Relations

512-728-7800

United States

investor_relations@dell.com